UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53089
CUSIP NUMBER:	40416H 205

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	December 31, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

HCi Viocare
Full Name of Registrant

Former Name if Applicable

Kintyre House, 209 Govan Road
Address of Principal Executive Office (Street and Number)

Glasgow, Scotland, UK G51 1HJ
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the year ended December 31, 2016 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.     We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of March 30, 2017.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sotirios Leontaritis	44 141	370-0321
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
We have incurred losses since inception. We generated approximatley $687,000 in revenues from operations and $321,000 in cost of goods sold for the year ended December 31, 2016, compared to $60,121 in revenue and $31,787 in costs of goods sold for the same periods ended December 31, 2015.  Operating expenses for the year ended December 31, 2016 were approximately $2,500,000, compared to $7,285,723 for the year ended December 31, 2015.  Our operating expenses decreased by an estimated  $4,785,723 to $2,500,000 in 2016, a decrease of approximately 65%. The substantial decrease is as a result of a decline in research and development expense by an estimated $4,941,942 from $5,317,942 (2015) to $376,000 (2016) and was predominantly related to the issuance of 7,000,000 shares of common stock to our CTO Christos Kapatos during fiscal 2015, valued at fair market value on issuance totaling $4,550,000, with no similar expense in the same period in 2016. However, consultancy fees increased substantially from $246,178 (2015) to $1,029,000 (2016) predominantly as a result of the issuance of 800,000 shares to various parties under consulting agreements valued at $676,000, with no comparative expenses in the year ended December 31, 2015.

Due to the decrease in operating expenses, our loss from operations decreased during the year ended December 31, 2016 by approixmately $5,123,389, to $2,134,000 compared to $7,257,389 during twelve months ended December 31, 2015, a decrease of approximately 70%.

During the twelve months ended December 31, 2016, we also recorded a substantive decrease to interest expense from $379,743 (2015) to $4,000 (2016) as the Company was able to fund much of its day to day operations. During the twelve months ended December 31, 2015, we recorded a substantive loss on debt settlement of $1,804,704 compared to only $469,640 in the same period ended December 31, 2016.

Our net loss for the year ended December 31, 2016 is expected to be approximately $1,654,000 as compared to a net loss of $9,436,259 for the same period ended December 31, 2015.

HCi Viocare
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2017	By:	/s/ Sotirios Leontaritis
		Name:	Sotirios Leontaritis
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).